                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  -------------


                                  SCHEDULE 13D
                                 (Rule 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                               (AMENDMENT NO. 1)(1)


                                Geokinetics Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of class of securities)


                                   372910 20 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                             c/o William R. Ziegler
                      Satterlee Stephens Burke & Burke LLP
                           230 Park Avenue, 11th Floor
                    New York, New York 10169; (212) 404-8775
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)


                                  May 02, 2003
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
                         (Continued on following pages)


--------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 19 Pages

-----------------------                                    ---------------------
CUSIP No. 372910 20 8                13D                   Page 2 of 19 Pages
-----------------------                                    ---------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS
 1      S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        Blackhawk Investors, L.L.C.
--------------------------------------------------------------------------------

 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                   (b)  [ ]
--------------------------------------------------------------------------------
 3      SEC USE ONLY
--------------------------------------------------------------------------------
        SOURCE OF FUNDS*
 4
        See Item 3 of Initial Group Filing

--------------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5      TO ITEM 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------

 6      CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER
                                See Item 5(b)
    NUMBER OF         ----------------------------------------------------------
      SHARES              8     SHARED VOTING POWER
   BENEFICIALLY                 See Item 5(b)
     OWNED BY         ----------------------------------------------------------
       EACH               9     SOLE DISPOSITIVE POWER
    REPORTING                   See Item 5(b)
   PERSON WITH        ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                See Item 5(b)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       86,666 (See Item 5(a))
--------------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12     CERTAIN SHARES*                                                       [X]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.46% (See Item 5(a))
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       OO (Limited liability company)
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 2 of 19 Pages

-----------------------                                    ---------------------
CUSIP No.  372910 20 8               13D                   Page 3 of 19 Pages
-----------------------                                    ---------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSONS
 1      S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        Blackhawk Capital Partners
--------------------------------------------------------------------------------

 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  [ ]
                                                                   (b)  [ ]
--------------------------------------------------------------------------------
 3      SEC USE ONLY

--------------------------------------------------------------------------------
        SOURCE OF FUNDS*
 4
        N/A
--------------------------------------------------------------------------------
        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
 5      TO ITEM 2(d) OR 2(e)                                                 [ ]
--------------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION
        Texas
--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                          7     See Item 5(b)
    NUMBER OF         ----------------------------------------------------------
      SHARES              8     SHARED VOTING POWER
   BENEFICIALLY                 See Item 5(b)
     OWNED BY         ----------------------------------------------------------
       EACH               9     SOLE DISPOSITIVE POWER
    REPORTING                   See Item 5(b)
   PERSON WITH        ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                See Item 5(b)
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       5,404,470 shares of Common Stock (See Item 5(a))
--------------------------------------------------------------------------------
       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
12     CERTAIN SHARES*                                                       [X]
--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       28.4% (See Item 5(a))
--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
       PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 3 of 19 Pages

-----------------------                                    ---------------------
CUSIP No.  372910 20 8               13D                   Page 4 of 19 Pages
-----------------------                                    ---------------------

--------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
    1      S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           Steven A. Webster
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           see Item 3
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)                                              [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER
                                See Item 5(b)
    NUMBER OF         ----------------------------------------------------------
      SHARES              8     SHARED VOTING POWER
   BENEFICIALLY                 See Item 5(b)
     OWNED BY         ----------------------------------------------------------
       EACH               9     SOLE DISPOSITIVE POWER
    REPORTING                   See Item 5(b)
   PERSON WITH        ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                See Item 5(b)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,819,900 shares of Common Stock (See Item 5(a))
--------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   12     CERTAIN SHARES*                                                    [X]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          30.6% (See Item 5(a))
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 4 of 19 Pages

-----------------------                                     --------------------
CUSIP No.  372910 20 8               13D                     Page 5 of 19  Pages
-----------------------                                     --------------------

--------------------------------------------------------------------------------
           NAME OF REPORTING PERSONS
    1      S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
           William R. Ziegler
--------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)[ ]
                                                                          (b)[ ]
--------------------------------------------------------------------------------
    3      SEC USE ONLY
--------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*
           see Item 3
--------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEM 2(d) OR 2(e)                                              [ ]
--------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           United States
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER
                                See Item 5(b)
    NUMBER OF         ----------------------------------------------------------
      SHARES              8     SHARED VOTING POWER
   BENEFICIALLY                 See Item 5(b)
     OWNED BY         ----------------------------------------------------------
       EACH               9     SOLE DISPOSITIVE POWER
    REPORTING                   See Item 5(b)
   PERSON WITH        ----------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER
                                See Item 5(b)
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,819,900 shares of Common Stock (See Item 5 (a))
--------------------------------------------------------------------------------
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
   12     CERTAIN SHARES*                                                    [X]
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          30.6% (See Item 5(a))
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               Page 5 of 19 Pages

                         AMENDMENT NO. 1 TO SCHEDULE 13D

Introduction.

         Blackhawk Investors, L.L.C., a Delaware limited liability company ("Blackhawk I"), Blackhawk Capital Partners, a Texas general partnership ("BCP"), Steven A. Webster ("Webster") and William R. Ziegler ("Ziegler"; Blackhawk I, BCP, Webster and Ziegler being sometimes hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons") are signatories to (i) a certain Schedule 13D which was jointly filed with the Securities and Exchange Commission (the "Commission") on October 27, 1997 by the Reporting Persons (the "Initial Group Filing") because (A) such persons may have been deemed to constitute a "group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act") by virtue of the fact that they may have acted in concert in connection with their acquisition of certain securities of the Company (as hereinafter defined), pursuant to the terms and conditions of a certain Securities Purchase and Exchange Agreement dated July 18, 1997 among the Company, Blackhawk I, Webster and Ziegler (the "July 1997 Securities Purchase Agreement") and (B) Webster and Ziegler, as the sole partners of BCP, and BCP as the sole managing member of Blackhawk I, maybe deemed to beneficially own the same securities of the Company acquired by Blackhawk I, and (ii) a certain new
Schedule 13D, of even date herewith (the "New Schedule 13D"), that is being jointly filed by the Reporting Persons and each of Blackhawk Investors II, LLC, a Delaware limited liability company ("Blackhawk II"), Somerset Capital Partners, a New York general partnership ("SCP") and Thomas H. O'Neill, Jr. ("O'Neill") with the Commission contemporaneously with the filing of this Amendment No. 1 to Initial Group Filing, because (A) the Reporting Persons, Blackhawk II and SCP and O'Neill may be deemed a "group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Exchange Act, by virtue of the fact that (x) they may be deemed to have acted in concert in connection with their acquisition of certain securities of the Company, pursuant to the terms and conditions of a certain Securities Purchase and Exchange Agreement dated as of May 2, 2003 among the Company, Blackhawk II, SCP, Webster, Ziegler and certain other parties signatory thereto (the "New Securities Purchase and Exchange Agreement") and (y) Blackhawk II, SCP and the Reporting Persons (collectively, the "Blackhawk Shareholders") are parties to a certain Shareholders Agreement dated as of May 2, 2003 among such the Blackhawk Shareholders on the one hand, an unaffiliated third party shareholder on the other hand and the Company (the "Shareholders Agreement"), and (B) due to certain affiliations and relationships among the Blackhawk Shareholders (including the Reporting Persons, some of the Blackhawk Shareholders (including the Reporting Persons) may be deemed to beneficially own the same securities acquired from the Company by certain other Blackhawk Shareholders (including the Reporting Persons).

         As more fully disclosed in Item 4 below, pursuant to the terms of the New Securities Purchase and Exchange Agreement, (i) Webster, Ziegler and SCP exchanged certain securities of the Company previously acquired by them for shares of Common Stock of the Company and (ii) Blackhawk II purchased certain securities of the Company that represent more than 5% of the outstanding Common Stock of the Company. Since some of the Reporting Persons may be deemed to indirectly beneficially own the securities of the Company acquired by Blackhawk II, the Reporting Persons have chosen to satisfy the disclosure and filing obligations


                               Page 6 of 19 Pages
triggered by their consummation of the transactions contemplated by the New Securities Purchase and Exchange Agreement by joining in the Schedule 13D filing of Blackhawk II, which is referred to herein as the New Schedule 13D. Accordingly, the Reporting Persons are filing this Amendment No. 1 to the Initial Group Filing, to provide for a termination of such Initial Group Filing, effective upon the filing of the New Schedule 13D.

         Capitalized terms used herein without definition shall have the respective meanings ascribed to them in the Initial Group Filing.


ITEM 1.  SECURITY AND ISSUER.

         Item 1 of the Initial Group Filing is amended to read as follows:

         "This statement relates to the common stock, par value $0.01 per share (the "Common Stock") of Geokinetics Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is One Riverway, Suite 2100, Houston, Texas 77056."

ITEM 2.  IDENTITY AND BACKGROUND.

         No changes, except to update address and employment information as follows:

         "Blackhawk I is a Delaware limited liability company that was formed in 1997 to acquire, own and hold the securities of the Company (inclusive of the shares of Common Stock) to be purchased by it pursuant to the July 1997 Securities Purchase Agreement among the Company, Blackhawk I and certain other purchasers named therein. As Blackhawk I is a holding company that has no actual operations, it does not have a principal business or principal office address. Blackhawk I has a registered agent address in the State of Delaware and a mailing address of c/o William R. Ziegler, Satterlee Stephens Burke & Burke LLP, 230 Park Avenue, 11th Floor, New York, New York 10169. The sole managing member of Blackhawk I is BCP.

         BCP is a Texas general partnership that was formed in 1997 to serve as the sole managing member of Blackhawk I. BCP is also the sole managing member of Blackhawk II. The address of the principal business and the principal office of BCP is 14701 St. Mary's Lane, Suite 800, Houston, Texas 77079. The only partners of BCP are Steven A. Webster and William R. Ziegler.

         Webster is a natural person and has a business address of c/o Carrizo Oil & Gas Inc., 14701 St. Mary's Lane, Suite 800, Houston, Texas 77079. The present principal occupation or employment of Webster is as Chairman of Carrizo Oil & Gas, Inc., an independent oil and gas company which is listed on the Nasdaq, with its principal place of business located at 14701 St. Mary's Lane, Suite 800, Houston, Texas 77079. Webster is a United States citizen. Webster is a director of the Company.


                               Page 7 of 19 Pages

         Ziegler is a natural person and has a business address of c/o Satterlee Stephens Burke & Burke LLP, 230 Park Avenue, 11th Floor, New York, New York 10169. The present principal occupation or employment of Ziegler is as counsel to Satterlee Stephens Burke & Burke LLP, a law firm with its principal place of business located at 230 Park Avenue, 11th Floor, New York, New York 10169. Ziegler is a United States citizen. Ziegler is a director of the Company.

         During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws."

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No change, except to add the following at the end of Item 3 of the Initial Group Filing:

         "Pursuant to the terms and conditions of the New Securities Purchase and Exchange Agreement, on May 2, 2003, Webster exchanged Senior Secured Notes Due 2003 of the Company, in the aggregate principal amount of $181,509.94, together with accrued interest thereon (collectively, the "Webster Notes"), and related detachable warrants (collectively, the "Webster Warrants") to purchase an aggregate of 591,603 shares of Common Stock (on a pre reverse stock split basis), for 72,723 shares (the "Webster Shares") of Common Stock (on a post reverse stock split basis). The purchase price for the Webster Notes and the Webster Warrants acquired by Webster in October of 1999 was $150,000 and the source of funds was personal funds of Webster.

         Pursuant to the terms and conditions of the New Securities Purchase and Exchange Agreement, on May 2, 2003, Ziegler exchanged Senior Secured Notes Due 2003 of the Company, in the aggregate principal amount of $181,509.94, together with accrued interest thereon (collectively, the "Ziegler Notes"), and related detachable warrants (collectively, the "Ziegler Warrants") to purchase an aggregate of 591,603 shares of Common Stock (on a pre reverse stock split basis), for 72,723 shares (the "Ziegler Shares") of Common Stock (on a post reverse stock split basis). The purchase price for the Ziegler Notes and the Ziegler Warrants acquired by Ziegler in October of 1999 was $150,000 and the source of funds was personal funds of Ziegler."

ITEM 4.  PURPOSE OF TRANSACTION.

         No change, except to add the following at the end of Item 4 of the Initial Group Filing:

         "As disclosed in the Company's Proxy Statement for its 2002 Annual Meeting of Stockholders held March 18, 2003 (the "Proxy Statement"), the Company sought stockholder

                               Page 8 of 19 Pages
approval of a series of debt restructuring, recapitalization and private placement transactions with the Company's principal creditors (collectively, the "Restructuring"), as an alternative to a bankruptcy reorganization or liquidation. (see "THE RESTRUCTURING (Proposal 1) - Restructuring Alternative to Bankruptcy Reorganization or Liquidation" at page 8 of the Proxy Statement and "BACKGROUND OF THE RESTRUCTURING" at pages 16-21 of the Proxy Statement). The principal elements of the Restructuring included: (i) a 1:100 reverse stock split of the outstanding common stock (the "Reverse Stock Split"); (ii) a $3,500,000 private placement of shares of Common Stock representing 56% of the Company's outstanding Common Stock immediately following the Restructuring giving effect to the Reverse Stock Split (the "Private Placement"); (iii) the exchange of all of the indebtedness evidenced by the 2003 Notes of the Company and the 2003 Warrants of the Company for an aggregate of up to 15% of the Company's Common Stock outstanding after giving effect to the Reverse Stock Split and Private Placement or, at the election of the holders of the 2003 Notes, an aggregate of up to $135,000 cash paid at closing out of the proceeds of the Private Placement; (iv) the exchange of all of the indebtedness evidenced by the 2005 Notes of the Company and the 2005 Warrants of the Company for an aggregate of $15,000 cash paid at closing out of the proceeds of the Private Placement; (v) a restructuring of the Company's lease obligations under the equipment lease between the Company and GeoLease Partners, L.P. ("GeoLease");
(vi) the reduction of the percentage ownership of common stock of the Company by existing stockholders of the Company (including Blackhawk I, Webster and Ziegler) from 100% (pre-Restructuring) to 1% of the Common Stock outstanding after the Reverse Stock Split and the issuance of new shares of Common Stock to investors (including Blackhawk II) in the Private Placement (collectively, the "Cash Investors"), the holders of 2003 Notes electing to receive Common Stock in exchange for 2003 Notes and 2003 Warrants and GeoLease; and (vii) the grant by the Company of certain demand and piggyback registration rights to the Cash Investors and to GeoLease and the holders of 2003 Notes electing to receive Common Stock in the Restructuring. (see "THE RESTRUCTURING (Proposal 1) - Principal Elements of the Restructuring" at pages 5-7 of the Proxy Statement). A copy of the Proxy Statement is attached hereto as Exhibit XVII.

         Under the terms of the Restructuring, it was a condition precedent to the obligations of the holders of the 2003 Notes and Warrants and the holders of the 2005 Notes and Warrants to exchange their notes and warrants for shares of Common Stock and/or cash (as the case may be), and to the obligation of GeoLease to restructure the lease obligations, that the Company shall have completed the Private Placement in the amount of not less than $3,500,000 and applied the proceeds thereof as described in the Proxy Statement. The Company therefore sought commitments from existing investors as well as new investors to invest cash in the Company and participate in the Private Placement. Ziegler and Webster, the partners of BCP, the sole managing member of Blackhawk I, which prior to the consummation of the Restructuring, was the largest stockholder of the Company, formed Blackhawk II and offered and sold membership interests in Blackhawk II primarily to existing debt and equity investors in the Company and their affiliates to raise $1,500,000 of the required Private Placement funds. The purchase by a new, nonaffiliated investor of the remaining $2,000,000 of Common Stock in the Private Placement was negotiated. Blackhawk II purchased 5,317,804 shares of Common Stock, or 28% of the outstanding Common Stock after giving effect to the consummation of the Restructuring transactions, for and aggregate purchase price of $1,500,000 and Valentis SB, L.P., the new investor ("Valentis") purchased 5,317,803 shares of Common Stock, or 28% of the


                               Page 9 of 19 Pages
outstanding Common Stock after giving effect to the consummation of the Restructuring transactions, for and aggregate purchase price of $2,000,000. As part of these Private Placement transactions, Blackhawk II, Blackhawk I, BCP, SCP, Webster and Ziegler (individually, a "Blackhawk Shareholder" and collectively, the "Blackhawk Shareholders") entered into a Shareholders Agreement (the "Shareholders Agreement") with Valentis and the Company, providing for, among other things, certain co-sale rights and obligations, restrictions on transfer of shares and certain agreements concerning the voting of shares. For a three year period following the execution of the Shareholders Agreement, (i) each Blackhawk Shareholder agreed to vote all shares of Common Stock owned or controlled by him or it to elect and maintain as a director of the Company an individual nominated by Valentis to serve as its director designee; (ii) Valentis agreed to vote all of the shares of Common Stock owned or controlled by it to elect and maintain as directors of the Company Messrs. Christopher Harte, Webster and Ziegler, the three incumbent directors of the Company as the Blackhawk designees; and (iii) the Company agreed to take all action deemed necessary, advisable or appropriate to facilitate the election and maintenance of the Valentis and Blackhawk director designees, including without limitation, causing the Board of Directors of the Company to adopt a resolution increasing the size of the Board by one member and electing the initial designee of Valentis as a director to fill the vacancy created by the new directorship.

         Pursuant to the New Securities Purchase and Exchange Agreement, (i) the Cash Investors (including Blackhawk II), the holders of the 2003 Notes and 2003 Warrants that elected to receive Common Stock in lieu of cash upon exchange of their notes and warrants (including SCP, Webster and Ziegler), and GeoLease entered into a Registration Rights Agreement dated as of May 2, 2003 with the Company (the "Registration Rights Agreement"), pursuant to which (A) the Cash Investors are entitled to three demand registration rights following the first anniversary of the closing, plus immediately exercisable and unlimited piggyback registration rights, in each case, pari passu with the registration rights of the 2003 Noteholders and GeoLease and (B) GeoLease and the 2003 Noteholders electing to receive Common Stock for their 2003 Notes and 2003 Warrants in lieu of cash, acting together, are entitled to two demand registration rights following the first anniversary of the closing, plus immediately exercisable and unlimited piggyback registration rights, in each case, with priority over other holders of registration rights but without preference to or priority over the registration rights of the Cash Investors, and (ii) each of Blackhawk I, Blackhawk II, BCP, SCP, Webster and Ziegler (collectively, the "Blackhawk Partners") entered into a Co-Sale Agreement dated as of May 2, 2003 with GeoLease and each of the 2003 Noteholders electing to receive shares of Common Stock in lieu of cash for their notes and warrants (collectively, the "Investors") and the Company (the "Co-Sale Agreement"), pursuant to which, among other things, (A) the Blackhawk Partners agreed not to sell, assign, transfer or dispose of their shares of Common Stock without the consent of the Investors, except as otherwise provided in the Co-Sale Agreement (which includes a number of categories of exempt transfers) and (B) the Blackhawk Partners granted to the Investors certain co-sale rights to participate in any sale or transfer (other than exempt transfers) by any Blackhawk Partner(s) of at least 25% of the shares of Common Stock owned by such Blackhawk Partner(s).

         The Common Stock issued to the Blackhawk II, SCP, Webster and Ziegler pursuant to the terms and conditions of the New Securities Purchase and Exchange Agreement, was

                               Page 10 of 19 Pages
acquired by Blackhawk II, SCP, Webster and Ziegler not only for investment purposes, but also for the purpose of acquiring or maintaining, as the case may be, control of the Company and influencing management. As previously mentioned, the primary purpose of the Restructuring transactions (inclusive of the Reverse Stock Split, exchange of notes and warrants for Common Stock and Private Placement transactions) was to avoid a bankruptcy reorganization or liquidation of the Company.

     Although there is no present intention to do so, any of Blackhawk II, SCP, O'Neill or the Reporting Persons may decide to make additional purchases of Common Stock in the future either in the open market or in private transactions, subject to their evaluation of the Company's business, prospects and financial condition, the market for the Common Stock, other opportunities available to Blackhawk II, SCP, and/or the Reporting Persons, prospects for the respective business' of Blackhawk II, SCP and the Reporting Persons, general economic conditions, money and stock market conditions and other future developments.

     Depending upon the results of the reviews and the other factors mentioned above, any of Blackhawk II, SCP, O'Neill or the Reporting Persons, at any time, may decide to change his or its intention with respect to the acquisition and/or retention of shares of Common Stock, including, without limitation, a determination to increase, decrease or entirely dispose of its holdings of Common Stock, although none of Blackhawk II, SCP or the Reporting Persons has any current intention to do so.

     Any of Blackhawk II, SCP, O'Neill and/or the Reporting Persons may also approach members of the Company's management in connection with the foregoing and/or any other matter enumerated in clauses (a) through (j) of Item 4 of
Schedule 13D and/or Webster or Ziegler may seek to influence the management of the Company in his capacity as a director of the Company.

     The descriptions of the New Securities Purchase and Exchange Agreement, the Shareholders Agreement, the Proxy Statement, the Registration Rights Agreement and the Co-Sale Agreement (in each case, inclusive of the other agreements which are exhibits thereto), contained in this Item 4 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of the New Securities Purchase and Exchange Agreement, the Shareholders Agreement, the Proxy Statement, the Registration Rights Agreement and the Co- Sale Agreement, copies of which are attached hereto as Exhibits XV, XVI, XVII, XVIII and XIX, respectively, and incorporated herein by reference."

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Initial Group Filing is amended to read as follows:

         "(a) The aggregate number and percentage of shares of Common Stock beneficially owned by the Reporting Persons named in Item 2 above are as follows:

         The aggregate number and percentage of the Common Stock which are owned beneficially and of record by Blackhawk I on the date hereof are 86,666 shares of Common

                               Page 11 of 19 Pages

Stock, or approximately 0.46% of the estimated 18,992,156 shares of Common Stock that will be issued and outstanding after giving effect to the consummation of the Restructuring transactions (inclusive of the Reverse Stock Split), as set forth in the Proxy Statement (the exact number of shares after cash-out of fractional interests as part of the Reverse Stock Split is not yet available). If all of the Reporting Persons named in Item 2 hereof, Blackhawk II, SCP and O'Neill are deemed to constitute a "group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Exchange Act, whether by virtue of the voting agreements and co-sale rights contained in the Shareholders Agreement or otherwise, then Blackhawk I may be deemed to beneficially own all 5,895,956 shares, or approximately 31.0% of the estimated 18,992,156 shares of Common Stock that will be issued and outstanding after giving effect to the consummation of the Restructuring transactions, collectively owned of record by such Reporting Persons. Blackhawk I expressly disclaims beneficial ownership of any shares of Common Stock owned of record by the other Reporting Persons and by Blackhawk II, SCP and/or O'Neill.

         The aggregate number and percentage of the Common Stock which are owned beneficially by BCP on the date hereof are 5,404,470 shares of Common Stock, or approximately 28.4% of the estimated 18,992,156 shares of Common Stock that will be issued and outstanding after giving effect to the consummation of the Restructuring transactions, as set forth in the Proxy Statement, which number and percentage consist of the 86,666 shares owned of record by Blackhawk I and the 5,317,804 shares owned of record by Blackhawk II, since BCP is the managing member of both Blackhawk I and Blackhawk II. If all of the Reporting Persons named in Item 2 hereof, Blackhawk II, SCP and O'Neill are deemed to constitute a "group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Exchange Act, whether by virtue of the voting agreements and co-sale rights contained in the Shareholders Agreement or otherwise, then BCP may be deemed to beneficially own all 5,895,956 shares, or approximately 31.0% of the estimated 18,992,156 shares of Common Stock that will be issued and outstanding after giving effect to the consummation of the Restructuring transactions, collectively owned of record by such Reporting Persons, Blackhawk II, SCP and O'Neill. BCP expressly disclaims beneficial ownership of any shares of Common Stock owned of record by any of the aforementioned persons (other than Blackhawk I or Blackhawk II).

         The aggregate number and percentage of the Common Stock which are owned beneficially by Webster on the date hereof are 5,819,900 shares of Common Stock, or approximately 30.6% of the estimated 18,992,156 shares of Common Stock that will be issued and outstanding after giving effect to the consummation of the Restructuring transactions, as set forth in the Proxy Statement, which number and percentage consist of (i) the 76,056 shares of Common Stock owned of record by Webster, (ii) 339,374 shares of Common Stock owned of record by SCP, since Webster is one of three general partners of SCP, (iii) the 86,666 shares of Common Stock owned of record by Blackhawk I, as Webster is one of two partners of BCP, the managing member of Blackhawk I, and (iv) the 5,317,804 shares of Common Stock owned of record by Blackhawk II, as Webster is one of two partners of BCP, the managing member of Blackhawk II. If all of the Reporting Persons named in Item 2 hereof, Blackhawk II, SCP and O'Neill are deemed to constitute a "group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Exchange Act, whether by virtue of the voting agreements and co-sale rights contained in the Shareholders Agreement or otherwise, then Webster may be deemed to beneficially own all 5,895,956 shares, or approximately 31.0% of the estimated 18,992,156

                               Page 12 of 19 Pages
shares of Common Stock that will be issued and outstanding after giving effect to the consummation of the Restructuring transactions, collectively owned of record by such Reporting Persons, Blackhawk II, SCP and O'Neill. Webster expressly disclaims beneficial ownership of any shares of Common Stock owned of record by the Ziegler.

         The aggregate number and percentage of the Common Stock which are owned beneficially by Ziegler on the date hereof are 5,819,900 shares of Common Stock, or approximately 30.6% of the estimated 18,992,156 shares of Common Stock that will be issued and outstanding after giving effect to the consummation of the Restructuring transactions, as set forth in the Proxy Statement, which number and percentage consist of (i) the 76,056 shares of Common Stock owned of record by Ziegler, (ii) 339,374 shares of Common Stock owned of record by SCP, since Ziegler is one of three general partners of SCP, (iii) the 86,666 shares of Common Stock owned of record by Blackhawk I, as Ziegler is one of two partners of BCP, the managing member of Blackhawk I, and (iv) the 5,317,804 shares of Common Stock owned of record by Blackhawk II, as Ziegler is one of two partners of BCP, the managing member of Blackhawk II. If all of the Reporting Persons named in Item 2 hereof, Blackhawk II, SCP and O'Neill are deemed to constitute a "group" within the meaning of Rule 13d-5(b)(1) promulgated pursuant to the Exchange Act, whether by virtue of the voting agreements and co-sale rights contained in the Shareholders Agreement or otherwise, then Ziegler may be deemed to beneficially own all 5,895,956 shares, or approximately 31.0% of the estimated 18,992,156 shares of Common Stock that will be issued and outstanding after giving effect to the consummation of the Restructuring transactions, collectively owned of record by such Reporting Persons, Blackhawk II, SCP and O'Neill. Ziegler expressly disclaims beneficial ownership of any shares of Common Stock owned of record by Webster.

         In addition, and notwithstanding the foregoing, if all of the Blackhawk Shareholders and Valentis are deemed to constitute a "group" within the meaning of Rule 13d- 5(b)(1) promulgated pursuant to the Exchange Act, by virtue of the voting agreements and co-sale rights contained in the Shareholders Agreement, then each of the Blackhawk Shareholders (including each Reporting Person) may be deemed to beneficially own all 11,213,759 shares, or approximately 59.0% of the estimated 18,992,156 shares of Common Stock that will be issued and outstanding after giving effect to the consummation of the Restructuring transactions, collectively owned of record by all of the Blackhawk Shareholders (including the Reporting Persons) and Valentis. In addition to the other disclaimers of beneficial ownership of securities set forth above, each of the Reporting Persons expressly disclaims beneficial ownership of any and all shares of Common Stock owned of record by Valentis.

         (b) With respect to each person named in response to paragraph (a) of this Item 5 of Schedule 13D, set forth below are the number of shares of Common Stock, as to which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition:

         Blackhawk I may be deemed to have the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 86,666 shares of Common Stock owned of record by it. Notwithstanding the foregoing, BCP, as the sole managing member of Blackhawk I, and each of Webster and Ziegler, as the general partners of BCP, may be deemed to

                               Page 13 of 19 Pages
share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 86,666 shares of Common Stock owned of record by Blackhawk I.

         BCP, as the sole managing member of each of Blackhawk I and Blackhawk II, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 86,666 shares of Common Stock owned of record by Blackhawk I and the 5,317,804 shares of Common Stock owned of record by Blackhawk II.

         Webster has the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) 76,056 shares of Common Stock owned of record by him. In addition, Webster, (i) as a general partner of BCP, the sole managing member of each of Blackhawk I and Blackhawk II, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 86,666 shares of Common Stock owned beneficially and of record by Blackhawk I and the 5,317,804 shares of Common Stock owned beneficially and of record by Blackhawk II, and (ii) as a general partner of SCP, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 339,374 shares of Common Stock owned beneficially and of record by SCP.

         Ziegler has the sole power to vote (and direct the vote of) and to dispose of (and direct the disposition of) 76,056 shares of Common Stock owned of record by him. In addition, Ziegler, (i) as a general partner of BCP, the sole managing member of each of Blackhawk I and Blackhawk II, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 86,666 shares of Common Stock owned beneficially and of record by Blackhawk I and the 5,317,804 shares of Common Stock owned beneficially and of record by Blackhawk II, and (ii) as a general partner of SCP, may be deemed to share the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 339,374 shares of Common Stock owned beneficially and of record by SCP.

         In addition, notwithstanding the foregoing: (i) if Blackhawk I, Blackhawk II, BCP, SCP, O'Neill, Webster and Ziegler are deemed to constitute a "group" within the meaning of Section 13(d)(3) and Rule 13d-5(b), then (A) Webster and O'Neill may be deemed to share with Ziegler the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 76,056 shares of Common Stock owned of record by Ziegler, (B) Ziegler and O'Neill may be deemed to share with Webster the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 76,056 shares of Common Stock owned of record by Webster, and (C) each of Blackhawk I, Blackhawk II, BCP and SCP may be deemed to share (x) with Webster, the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 76,056 shares of Common Stock owned of record by Webster and (y) with Ziegler, the power to vote (and direct the vote of) and to dispose of (and direct the disposition of) the 76,056 shares of Common Stock owned of record by him; and (ii) by virtue of the voting agreements contained in the Shareholders Agreement, during the three year term of such voting agreements, (A) each of the Blackhawk Shareholders may be deemed to share with Valentis the power to vote (and direct the vote of) the 5,317,803 shares of Common Stock owned of record by Valentis, but only with respect to any vote on the election of directors, and (B) Valentis may be deemed to share with the Blackhawk Shareholders the power to vote (and direct the vote of) the 5,895,956 shares of Common Stock owned in the aggregate by the Blackhawk Shareholders, but

                               Page 14 of 19 Pages
only with respect to any vote on the election of directors. Each of Webster and Ziegler expressly disclaims beneficial ownership of the shares of Common Stock owned of record by the other. Blackhawk I expressly disclaims beneficial ownership of the shares of Common Stock owned of record by the other Blackhawk Shareholders. BCP expressly disclaims beneficial ownership of the shares of Common Stock owned of record by SCP, Webster and/or Ziegler. Except to the extent of the voting agreement set forth in the Shareholders Agreement, each of the Blackhawk Shareholders expressly disclaims beneficial ownership of the 5,317,803 shares of Common Stock owned of record by Valentis.

         (c) Except for the acquisition of the shares of Common Stock pursuant to the terms of the New Securities Purchase and Exchange Agreement, all as more fully disclosed in response to Items 3 and 4 above, during the past 60 days, none of the Reporting Persons has effected (directly or indirectly) any transaction in the Common Stock. See Items 3 and 4 above for further details in connection with the acquisition of the shares of Common Stock pursuant to the New Securities Purchase and Exchange Agreement.

         (d) Not applicable.

         (e) Although none of the Reporting Persons has ceased to be the beneficial holder of greater than 5% of the Common Stock of the Company, there will be no further amendments to the Initial Group Filing, as the Reporting Persons have joined in the Schedule 13D filing of Blackhawk II, SCP and O'Neill, which filing is referred to herein as the New Schedule 13D. Any future change in the beneficial ownership of the securities of the Company by the Reporting Persons, or other material change with respect to the information set forth herein, will be disclosed by the Reporting Persons in an amendment to the New
Schedule 13D."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         No change, except to add the following at the end of Item 6 of the Initial Group Filing:

         "As previously disclosed in Item 4 above, (i) Blackhawk II, SCP, Webster and Ziegler are parties to the New Securities Purchase and Exchange Agreement, which provided for the sale and issuance of shares of Common Stock to such Reporting Persons, Blackhawk II and SCP, and (ii) Blackhawk I, Blackhawk II, BCP, SCP, Webster and Ziegler entered into the Shareholders Agreement with the Company and Valentis. See Item 4 above for further details with respect to the provisions of the New Securities Purchase and Exchange Agreement and the Shareholders Agreement.

         In addition, contemporaneously with the execution and delivery of the New Securities Purchase and Exchange Agreement, (i) Blackhawk II, SCP, Webster and Ziegler entered into the Registration Rights Agreement with the Company and the other Cash Investors, 2003 Noteholders electing to receive Common Stock for their notes and warrants and GeoLease, and (ii) Blackhawk I, Blackhawk II, BCP, SCP, Webster and Ziegler entered into the Co-Sale Agreement with the Company and the other Cash Investors, 2003 Noteholders electing to receive Common Stock for their notes and warrants and GeoLease. See Item 4 above for further details with respect to the provisions of the Registration Rights Agreement and the Co-Sale Agreement.

         As previously disclosed in the Initial Group Filing, (i) Blackhawk I, Webster and Ziegler are also parties to a another Registration Rights Agreement with the Company dated as of July 18, 1997, as amended by an Amendment thereto dated as of July 18, 1997 (the

                               Page 15 of 19 Pages

"Blackhawk I Registration Rights Agreement"), that requires the Company, upon the occurrence of certain events, to register for resale under the Securities Act of 1933, as amended (the "Securities Act"), the shares of Common Stock owned or to be owned by Blackhawk I, Webster or Ziegler, or their affiliates or permitted transferees and (ii) Webster and Ziegler are parties to another Registration Rights Agreement with the Company dated as of April 25, 1997 (the "Bridge Loan Registration Rights Agreement"), that requires the Company, upon the occurrence of certain events, to register for resale under the Securities Act, the shares of Common Stock owned or to be owned by Webster or Ziegler, their affiliates or permitted transferees. Copies of the Blackhawk I Registration Rights Agreement and the Bridge Loan Registration Rights Agreement were filed as Exhibits XI (a and b) and XII, respectively, to the Initial Group Filing.

         The descriptions of the New Securities Purchase and Exchange Agreement, Shareholders Agreement, Registration Rights Agreement and Co-Sale Agreement contained in this Item 6 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of the New Securities Purchase and Exchange Agreement, Shareholders Agreement, Registration Rights Agreement and Co-Sale Agreement, copies of which are attached hereto as Exhibits XV, XVI, XVIII and XIX, respectively, and incorporated herein by reference. The descriptions of the Blackhawk I Registration Rights Agreement and Bridge Loan Registration Rights Agreement contained in this Item 6 are summaries and are subject to and qualified in their entirety by reference to the detailed provisions of the Blackhawk I Registration Rights Agreement and Bridge Loan Registration Rights Agreement, copies of which are attached as Exhibits XI (a and b) and XII, respectively, to the Initial Group Filing, and are incorporated by reference herein.

         The Series A Preferred Stock and the Series B Preferred Stock referred to in the Initial Group Filing were converted into shares of Common Stock in accordance with the terms thereof upon the filing of the Charter Amendment shortly after the issuance of such shares of Preferred Stock. The Shadow Warrants, Bridge Loan Warrants and Ziegler Options referred to in the Initial Group Filing have since expired or terminated, without exercise, in accordance with their terms. The Consulting Agreement referred to in the Initial Group Filing has expired pursuant to its terms.

         Except as described above, none of the Reporting Persons is a party to any contracts, arrangements, understandings or relationships with respect to the securities of the issuer that are required to be disclosed under Item 6 of
Schedule 13D."

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

No change, except to add the following at the end of Item 7 of the Initial Group
Filing:

     "XV. New Securities Purchase and Exchange Agreement referred to in the Introduction and in Items 2, 3, 4, 5 and 6.

     XVI. Shareholders Agreement referred to in the Introduction and Items 4, 5 and 6.


                               Page 16 of 19 Pages

      XVII.   Proxy Statement referred to in Items 4 and 5.

      XVIII.  Registration Rights Agreement referred to in Items 4 and 6.

      XIX.    Co-Sale Agreement referred to in Items 4 and 6."




                               Page 17 of 19 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated: May 12, 2003                        BLACKHAWK INVESTORS, L.L.C.
       -----------------------------
                                           By: Blackhawk Capital Partners, its
                                                Managing Member


                                           By: /s/ WILLIAM R. ZIEGLER
                                              ---------------------------------
                                                William R. Ziegler, Partner


Dated: May 12, 2003                        BLACKHAWK CAPITAL PARTNERS
       -----------------------------


                                           By: /s/ WILLIAM R. ZIEGLER
                                              ---------------------------------
                                                 William R. Ziegler, Partner



Dated: May 12, 2003                        /s/ STEVEN A. WEBSTER
       -----------------------------       -------------------------------------
                                           Steven A. Webster, Individually



Dated: May 12, 2003                        /s/ WILLIAM R. ZIEGLER
       -----------------------------       -------------------------------------
                                           William R. Ziegler, Individually


                               Page 18 of 19 Pages

                                  EXHIBIT INDEX
                                  -------------


Exhibit
Number           Description                                                                                Page No.
------           -----------                                                                                --------
XV               Securities Purchase and Exchange Agreement dated as of May 2, 2003 among the Company, the Cash Investors (including Blackhawk II), the
                 2003 Noteholders (including SCP, Webster and Ziegler), the 2005
                 Noteholders and GeoLease (Incorporated by reference to Form of
                 Securities Purchase and Exchange Agreement attached as Appendix A to the Proxy Statement filed by the Company with the Commission on
                 February 14, 2003 (File No. 000-09268))

XVI              Shareholders Agreement dated as of May 2, 2003 among the
                 Blackhawk Shareholders, Valentis and the Company (Incorporated by
                 reference to Exhibit III to New Schedule 13D of Blackhawk Investors
                 II, L.L.C., Blackhawk Investors, L.L.C., Blackhawk Capital Partners,
                 Somerset Capital Partners, Thomas H. O'Neill, Jr., Steven A. Webster
                 and William R. Ziegler filed with the Commission on May 12, 2003)

XVII             Proxy Statement of the Company for the 2002 Annual Meeting of
                 Stockholders (Incorporated by reference to the Definitive Proxy
                 Statement of the Company on Schedule 14A filed with the Commission on February 14, 2003 (File No. 000-09268))

XVIII            Registration Rights Agreement dated as of May 2, 2003 among the
                 Company, the Cash Investors (including Blackhawk II), the 2003
                 Noteholders (including SCP, Webster and Ziegler) and GeoLease
                 (Incorporated by reference to Exhibit V to New Schedule 13D of
                 Blackhawk Investors II, L.L.C., Blackhawk Investors, L.L.C.,
                 Blackhawk Capital Partners, Somerset Capital Partners, Thomas H.
                 O'Neill, Jr., Steven A. Webster and William R. Ziegler filed with the
                 Commission on May 12, 2003)

XIX              Co-Sale Agreement dated as of May 2, 2003 among Blackhawk I,
                 Blackhawk II, BCP, SCP, Webster and Ziegler, the 2003 Noteholders,
                 GeoLease and the Company (Incorporated by reference to Exhibit VI to
                 New Schedule 13D of Blackhawk Investors II, L.L.C., Blackhawk
                 Investors, L.L.C., Blackhawk Capital Partners, Somerset Capital
                 Partners, Thomas H. O'Neill, Jr., Steven A. Webster and William R.
                 Ziegler filed with the Commission on May 12, 2003)



                               Page 19 of 19 Pages